Pioneer Interest Shares
6/30/98 NSAR
Item 77C


(a) The registrant held an annual meeting of shareholders on Tuesday, June 23, 1998.

(b) Proposal 1 from the registrant's definitive proxy statement filed electronically with the Commission on May 15, 1998 (Accession No. 0000069407-98-000003) is incorporated herein by reference in response to sub-item 77C(b).

(c) The results of shareholder voting under the caption "Results of Shareowner Meeting" from the registrant's June 30, 1998 semiannual report to shareholders filed electronically with the Commission on August 24, 1998 (Accession No. 0000069407-98-000007) are incorporated herein by reference in response to sub-item 77C(c).

(d) None.